UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Radiant Systems, Inc.

File No. 0-22065 - CF#22079

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Radiant Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 9, 2008.

Based on representations by Radiant Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through January 1, 2011
Exhibit 10.2	through January 1, 2011
Exhibit 10.3	through January 1, 2011
Exhibit 10.4	through January 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel